     January 10, 2005

U.S. Securities and Exchange Commission
450 — 5th Street NW
Washington, DC 20549
Attn: Mr. Tim Buchmiller

Re:	Medtronic, Inc. Registration Statement on Form S-4 filed December 14, 2004, Amendment No. 1 filed on December 30, 2004 Registration No. 333-121239

Dear Mr. Buchmiller:

     On behalf of Medtronic, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated January 7, 2005. We appreciate the Staff’s prompt consideration of this response.

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Schedule TO-I, Amendment No. 1

1.	We note your response to comment 1. Delivering tender offer materials to DTC is generally not considered to be an adequate means of dissemination. See Section II.C. of Exchange Act Release No. 43069 (July 31, 2000) (“Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers”). Please provide us your analysis regarding whether you have satisfied the requirements of Rule 13e-4(e) in light of the delivery requirement in Rule 13e-4(e)(2).

RESPONSE:

Rule 13e-4(e)(2) requires delivery of a preliminary prospectus including a letter of transmittal to security holders. Exchange Act Release No. 43069 refers to Rule 14d-4 for guidance on dissemination. Rule 14d-4 identifies certain methods of dissemination that

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Mr. Tim Buchmiller
January 10, 2005

are not exclusive or mandatory. In addition to first delivering the offering materials to DTC on December 14, 2004, we also delivered the preliminary prospectus dated December 14, 2004 and related offer materials to holders of the Old Debentures based on a list of such security holders. Further, as additional information has become available regarding the beneficial owners of the Old Debentures, the offer materials have been made available to them. We also issued a press release on December 14, 2004 announcing the exchange offer and providing a contact from whom offer materials could be obtained. We believe these methods of dissemination satisfy the applicable rules.

2.	We note your response to comment 2 and reissue the comment in part. Rule 13e-4(e)(3) requires you to disseminate notice of a material change to the offer to security holders. Please tell us how you intend to disseminate notice of the changes made to the offer.

RESPONSE:

In light of the changes made, including the extension of the expiration date, we will be delivering to holders of the Old Debentures, based on a list of such holders, the revised preliminary prospectus dated January 10, 2005 and related offer materials. In addition, we have issued a press release announcing the extension of the expiration date and providing a contact from whom offer materials can be obtained. Any further material changes will be similarly disseminated.

3.	We note your response to comment 6. Revise the disclosure document to further clarify your duty to update the offer to reflect material changes in the information previously disclosed as set forth in Rule 13e-4(c)(3), (d)(2) and (e)(3). Please note that Schedule TO does not specifically allow you to forward incorporate disclosure from subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F to Schedule TO and your obligation to amend the Schedule to reflect a material change in the information previously disclosed. Please revise this section and the introduction to the Schedule TO accordingly.

We have revised the last paragraph of the section entitled “Forward-Looking Statements” and the introduction of the Schedule TO by adding the following.

“If there are any material changes in the information previously provided to security holders, we will promptly disclose the changes in a manner reasonably calculated to inform security holders of the change.”

Amendment No. 1 to Registration Statement on Form S-4

Mr. Tim Buchmiller
January 10, 2005

Registration Statement Cover Page

4.	Please ensure that counsel’s opinion, when filed, addresses the issues indicated in the last sentence of our prior comment 4.

RESPONSE:

The counsel’s opinion, filed as exhibit 5.1 to Amendment No. 2 of the registration statement on Form S-4, has addressed the issues indicated in the last sentence of your prior comment 4.

General

5.	We see your statement that you “kept the registration statement on Form S-3 open until two years after the selling securityholders acquired the Old Debentures...,” but we do not see that you have removed from registration the Old Debentures on the securities issuable upon conversion thereof by means of a post-effective amendment to that Form S-3 (Registration Statement No. 333-74994). Supplementally tell us your plans with regard to the resale registration statement.

We intend to file, as soon as practicable, a post-effective amendment to the Form S-3 (Registration Statement No. 333-74994) to effect the withdrawal of the registration statement.

Summary of New Debentures — United States Federal Income Tax Consequences — Page 17

6.	We note your cross-reference to the subsection entitled “Tax Treatment of New Debentures” in the “Material United States Federal Income Tax Consideration” section. Please refer your investors to an existing subsection of your tax discussion.

RESPONSE:

We have corrected the cross-reference to refer to the section entitled “Material United States Federal Income Tax Considerations,” which section includes a discussion of tax consequences to the holder of New Debentures.

     Deutsche Bank Securities Inc. will be acting as our dealer manager, rather than the financial advisor, in connection with the tender offer. The compensation we will pay Deutsche Bank Securities Inc. as our dealer manager is the same as it would receive if it were our financial advisor.

Mr. Tim Buchmiller
January 10, 2005

     If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ruilin Li (612-492-7227).

Sincerely,

Melodie R. Rose

Attorney
Direct Dial: 612.492.7162
Email: mrose@fredlaw.com

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